FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 26, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

April 26, 2004

PAN AMERICAN SILVER TO HOST FIRST QUARTER CONFERENCE CALL

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) will announce its first quarter financial and operating results after market close on Tuesday, May 11. The Company will host a conference call to discuss the results on Wednesday, May 12 at 8:30 a.m. Pacific time (11:30 a.m. Eastern time).  North American participants please call toll-free 1-877-825-5811. International participants please dial 1-973-582-2767. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for one week after the call, dial 1-877-519-4471 and enter the pass code 4726403.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: April 26, 2004